FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Change in Subsidiary

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (“SEC”) on September 30, 2010 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-186755) of the registrant, filed with the SEC on February 20, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 1, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Announces Change in Subsidiary

Tokyo, March 1, 2013—Nomura Holdings, Inc. (“Nomura Holdings”) today announced its decision to sell a portion of its holdings in Nomura Real Estate Holdings, Inc. (“NREH”) held by Nomura Land and Building Co., Ltd. (“NLB”), a consolidated subsidiary of Nomura Holdings, by way of a secondary offering of NREH shares (the “Offering”).

As a result of the Offering, NREH will cease to be a “specified subsidiary” (tokutei kogaisha) of Nomura Holdings and instead become an affiliate accounted for by the equity method. For details of the Offering, please visit http://www.nomura-re-hd.co.jp/english/ir/pdf/20130301_en.pdf

1.	Background

After taking into consideration the environment surrounding the Nomura Group, such as the global shift to tighter financial regulations, including implementation of Basel III, Nomura Holdings has decided to review its holdings in NREH as part of its ongoing efforts to further concentrate management resources to areas in which it can better leverage its strengths.

In this context, NLB approved the sale of a portion of NREH shares held by it and subsequently the board members of NREH today approved the Offering.

Meanwhile, NREH last October announced its mid- to- long-term business plan, “Creating Value through Change”, in which it seeks to achieve sustainable growth by growing its core residential development business including the “PROUD” brand and also by aggressively pursuing investment opportunities in the real estate leasing business, among other strategies.

Based on the above circumstances and potential financial regulatory constraints to which a subsidiary may be subject, it was deemed mutually beneficial for both companies to focus on their respective business areas. As a result of the Offering, NREH will cease to be a “specified subsidiary” (tokutei kogaisha) of Nomura Holdings and instead become an affiliate accounted for by the equity method. However, this will not impact the relationship between the two companies, which will continue to pursue growth through expanding their respective businesses and collaborating together.

2.	Overview of NREH

Corporate Information

Corporate Name	Nomura Real Estate Holdings, Inc.

Head Office	Shinjuku Nomura Building, 1-26-2 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

Name and Title of Representative	Kamezo Nakai, President and Representative Director

Description of Business	Management and direction of the business activities of group companies through stock holdings.

Capital	115,675 million yen (as of December 31, 2012)

This press release does not constitute any offer of securities in the United States of America. The securities referred to above have not been, and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

Date of Incorporation	June 1, 2004

Net assets (consolidated)	386,222 million yen (as of December 31, 2012)

Total assets (consolidated)	1,360,545 million yen (as of December 31, 2012)

Operating results (consolidated)		Fiscal year ended March 31, 2012	Nine months ended December 31, 2012
	Operating Revenue	450,807 million yen	314,293 million yen
	Operating Income	49,939 million yen	32,523 million yen
	Net Income	17,591 million yen	12,012 million yen

Major Shareholders (as of Sept. 30, 2012)

Nomura Land and Building Co., Ltd.

Japan Trustee Services Bank, Ltd. (Trust account)

Master Trust Bank of Japan (Trust account)

Japan Trustee Services Bank, Ltd. (Trust account 9)

Nomura Real Estate Holdings, Inc. Employees’ Stockholding Plan

SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS

RBC IST LONDON—CLIENTS ACCOUNT

The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account

Trust & Custody Services Bank, Ltd.

The Bank of New York, Treaty Jasdec Account

50.81% 4.78% 3.41% 2.94% 1.74% 1.02% 0.90% 0.80% 0.78% 0.75%

Share price	1,665 yen (Closing price of Tokyo Stock Exchange on February 28, 2013)

3.	Relationship with Nomura Holdings

Capital	NREH is a subsidiary of NLB, which is a subsidiary of Nomura Holdings.

Human Resources	No notable human resource relationship with Nomura Holdings. However, employees have been seconded between Nomura Securities Co., Ltd., a subsidiary of Nomura Holdings, and Nomura Real Estate Development Co., Ltd., a subsidiary of NREH.

Commercial	No notable commercial relationship with Nomura Holdings. However, Nomura Facilities, Inc., a subsidiary of Nomura Holdings, leases real estate from Nomura Real Estate Development Co., Ltd.

This press release does not constitute any offer of securities in the United States of America. The securities referred to above have not been, and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

4.	Nomura Holdings’ Voting Rights in NREH

Voting Rights
	Classification	Direct Holdings	Total Holdings	Total

Prior to Change (as of December 31, 2012)	Specified Subsidiary	0 (0.0%)	971,175 (50.9%)	971,175 (50.9%)

After Change	Equity method affiliate	0 (0.0%)	692,475 (36.3%)	692,475 (36.3%)

Notes:

1)	The percentages of voting rights (above) are calculated using the number of total rights outstanding as of September 30, 2012, or 1,905,034, as the denominator.
2)	In addition to the above, certain subsidiaries of Nomura Holdings hold NREH shares as investments or inventory in connection with their trust asset management and securities businesses.
3)	The shares subject to the Offering is 27,870,000 common shares.
4)	The number of voting rights shown in the table may decrease further by up to 41,700 (2.1%), based on the full exercise of the greenshoe option in connection with the Offering.

5.	Effective Date of Change

March 21, 2013 (assuming the earliest possible pricing date of the Offering, or March 12).

6.	Future Outlook

The impact, if any, of this change on the consolidated performance of Nomura Holdings required to be disclosed will be announced as soon as practicable.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

This press release does not constitute any offer of securities in the United States of America. The securities referred to above have not been, and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.